November 14, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT PANTHER SILVER REPORTS
THIRD QUARTER 2012 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther” or the “Company") today reported financial results for the Company’s three and nine months ended September 30, 2012. The full version of the Company’s financial statements and Management’s Discussion and Analysis can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Great Panther continues to enjoy a strong balance sheet and has made significant investments in our operations in 2012”, stated Robert Archer, CEO. “Grade variability continues to be a challenge at both mines, especially at Topia, and is a major focal point for our mine planners in order to reduce our unit cash costs going forward. Quarterly revenue was impacted by lower year-over-year metal prices and a large in-transit shipment of concentrate from Guanajuato, however the latter simply defers revenue recognition until the fourth quarter of 2012.”

THIRD QUARTER AND YEAR TO DATE 2012 FINANCIAL SUMMARY

				9 Months	9 Months
(in 000s except ounces, amounts per share and				ended	ended
per ounce)	2012 Q3	2011 Q3	Change	Sep 30, 2012	Sep 30, 2011	Change
Revenue	$15,286	$16,278	-6%	$43,350	$40,298	8%
Gross profit (Earnings from mining operations)	$5,791	$8,320	-30%	$15,887	$20,884	-24%
Net income	$1,758	$3,415	-49%	$6,795	$12,925	-47%
Adjusted EBITDA[1]	$4,961	$7,752	-36%	$13,093	$18,459	-29%
Earnings per share – basic	$0.01	$0.03	-67%	$0.05	$0.10	-50%
Earnings per share – diluted	$0.01	$0.02	-50%	$0.05	$0.10	-50%
Silver ounces produced	371,857	343,768	8%	1,106,106	1,140,618	-3%
Silver equivalent ounces produced[2]	592,586	484,550	22%	1,705,974	1,654,719	3%
Silver payable ounces	314,146	364,684	-14%	1,026,192	907,037	13%
Total cash cost per silver ounce (USD)[1]	$13.16	$9.02	46%	$11.22	$10.34	8%
Average realized silver price (USD)[3]	$31.92	$35.38	-10%	$31.61	$36.36	-13%

______________________________________________________________
1 “Adjusted EBITDA” and cash cost per silver ounce are non-IFRS measures. Refer to the “Non-IFRS Measures” section of the Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.
2 Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.
3 Average realized silver price is prior to treatment, refining and smelting charges.

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THIRD QUARTER 2012 FINANCIAL DISCUSSION

  Revenues for the third quarter of 2012 totalled $15.3 million, a decrease of 6% over the same period in 2011 as a result of a decrease in both silver equivalent ounces sold and realized metal prices. An in-transit shipment of concentrate at the end of the quarter accounted for the decrease in ounces sold, representing approximately 108,000 Ag eq oz with an approximate revenue value of $3.3 million that will be recognized in the fourth quarter of this year. Revenues increased 6% over the second quarter of 2012 due to higher metal prices and an increase in silver equivalent ounces sold;

  Gross profit for the third quarter of 2012 was $5.8 million compared to $8.3 million for the same period in 2011. The decrease in gross profit is attributable to lower revenues and an increase in cost of sales. The increase in cost of sales is attributable to higher site costs at Guanajuato and Topia, and lower grades at Topia which resulted in lower metal production and higher unit cost of sales. Silver grades at Topia were 316g/t for the third quarter of 2012, a 25% decrease from the silver grades realized in the third quarter of 2011. While revenues were negatively impacted by lower silver, lead and zinc prices compared to third quarter 2011, this was partially offset by higher gold production at Guanajuato. In addition, higher amortization and depletion charges were realized in the quarter as a result of an increased investment in mine development and capital equipment over the past year. From the second quarter to the third quarter of 2012, gross profit increased by $2.0 million, primarily as a result of higher average realized metal prices;

  Total cash cost per silver ounce for the third quarter of 2012 was US$13.16, a 46% increase compared to US$9.02 for the same period in 2011 and a 15% increase compared to US$11.42 in the second quarter of 2012. The increases were primarily due to lower grades at Topia which resulted in higher unit production costs, and increased smelting and refining charges. These were offset by decreases in cash cost per ounce at the Guanajuato mine due to higher by-product revenues from increased gold production;

  General and administrative expenses for the third quarter of 2012 totalled $3.0 million, as compared to $2.0 million for the same period in 2011 and $2.1 million for the second quarter in 2012. Both increases were primarily the result of $0.7 million in share-based payment expense and a $0.2 million capital tax assessment in Mexico related to prior years. The comparative periods did not include any share-based payment expenses;

  Net income for the third quarter of 2012 totalled $1.8 million, compared to $3.4 million for the same quarter in 2011 and $0.4 million in the second quarter of 2012. The decrease from the third quarter in 2011 was the result of decreased gross profit of $2.5 million, increases in general and administrative expenses of $1.0 million and an increase in exploration and evaluation expenses of $0.4 million. These were offset by a foreign exchange loss of $0.6 million in the third quarter of 2012, which compared to a loss of $3.1 million in the comparative period. The increase in net income over the second quarter of 2012 was the result of an increase in gross profit of $2.0 million and a decrease in income tax expense of $0.2 million, offset by an increase of $0.9 million in general and administrative expenses, primarily due to share-based payment expenses;

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  Adjusted EBITDA1 was $5.0 million for the third quarter of 2012, compared to $7.8 million for the same period in 2011 and $3.7 million for the second quarter of 2012. The decrease from the third quarter of 2011 primarily reflects a decrease in gross profit and an increase in general and administrative expenses as noted above. The increase from the second quarter of 2012 was the result of higher gross profit, partly offset by higher general and administrative expenses;

  At September 30, 2012 the Company had cash and cash equivalents of $26.8 million, a decrease of $1.9 million from the quarter ended June 30, 2012. During the third quarter of 2012 the Company generated net cash flows from operating activities of $5.9 million. Net cash outflows from investment activities were $7.8 million during the third quarter of 2012, primarily related to the development of mineral properties, capitalized exploration and evaluation, and the purchase of plant and equipment relating to the two operating mines. Investment activities for the three month period also include the initial cash payment of $1.0 million for the purchase of the El Horcon Project; and

  At September 30, 2012 the Company’s net working capital position remained strong at $45.9 million, although it constituted a decrease compared to $49.9 million at June 30, 2012. The decrease from the prior quarter end is accounted for by capital expenditures and increased inventories due primarily to the in-transit shipment at the end of the quarter.

THIRD QUARTER 2012 OPERATIONAL SUMMARY

  Processed ore increased 9% to 58,307 tonnes compared to the third quarter of 2011, and increased 10% over the second quarter of 2012 due to a concerted effort to increase production;

  Metal production increased 22% to 592,586 silver equivalent ounces (“Ag eq oz”) compared to the third quarter of 2011 and increased 7% over the second quarter of 2012;

  Gold production increased 102% to 3,015 ounces compared to the third quarter of 2011;

  Silver production increased 8% to 371,857 ounces compared to the third quarter of 2011;

  Cash cost per silver ounce increased 46% to US$13.16 compared to the third quarter of 2011 due primarily to increased site labor and contractor operating costs;

  Processed ore at Guanajuato increased 6% over the third quarter of 2011 due in part to the move to a seven day work week for the Guanajuato mine operation;

  Guanajuato ore grades of 188g/t Ag and 2.22g/t Au, or 321g/t Ag eq were up 32% over the third quarter of 2011;

  Guanajuato achieved strong metallurgical recoveries of 90.9% and 91.9% for silver and gold respectively due largely to the addition of a re-grind mill earlier in the year;

________________________________________________________________
1 “Adjusted EBITDA” is a non-IFRS measure. Refer to the “Non-IFRS Measures” section of this Press Release and Company’s MD&A for a complete definition and reconciliation to the Company’s financial statements.

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  Ore processed at Topia was up 22% from the third quarter of 2011 to 14,593 tonnes due to the processing of some of the stockpiled ore from the first half of the year; and

  Topia ore grades were down 19% to 442g/t Ag eq compared to the same period in the prior year.

BUSINESS DEVELOPMENTS HIGHLIGHTS

  On August 21, 2012, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights on its wholly-owned San Ignacio Project in Guanajuato, Mexico. A total of 19.4 hectares has been purchased, thereby allowing sufficient space for access to and construction of a portal for the development of a ramp, for waste dumps, and for auxiliary infrastructure.

  On September 5, 2012, the Company completed the purchase of a 100% interest in the El Horcon Silver-Gold Project (“El Horcon”) in Jalisco State, Mexico for total cash consideration of US$1,600,000. El Horcon is a past producing mine and the property covers 7,908 hectares in 17 contiguous mining concessions along the regional Guanajuato structural trend. It is located within trucking distance, 60 kilometres northwest of the Company’s Guanajuato Mine Complex, allowing for the potential to become a satellite mine for the Company’s Guanajuato operations.

OUTLOOK

Based upon continued grade variability and higher smelting and refining charges at both mines, especially at Topia, which have resulted in higher unit operating costs, cash cost per silver ounce guidance has been adjusted to a range of USD$11.00 to USD$12.00 from a range of USD$9.50 to USD$10.50.

		2012	2012
2012 Production and Cash Cost per Silver Ounce Guidance		Guidance	Guidance
	2011 Actual	Low Case	High Case
Tonnes milled	216,181	215,000	230,000

Silver Ounces	1,495,372	1,450,000	1,550,000
Gold Ounces	8,016	10,000	11,000
Lead Tonnes	941	900	1,000
Zinc Tonnes	1,314	1,300	1,500

Silver Equivalent Ounces	2,200,013	2,200,000	2,400,000

Cash costs per silver ounce (USD)	$10.84	$11.00	$12.00

With the acquisition of key surface rights at San Ignacio, the Company has applied for the permits required for underground development and permitting is expected to be completed by the first quarter of 2013. The construction of the portal and development of a ramp will commence immediately after the receipt of permits.

Great Panther continues to seek out opportunities to add production in the districts within which it is already operating. Consequently, the Company expects to commence a drill program in the first quarter of 2013 with the goal of delineating a resource at the recently acquired El Horcon Project located 60 kilometres northwest of the Guanajuato mine.

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CONFERENCE CALL TO DISCUSS THIRD QUARTER 2012 FINANCIAL RESULTS

The Company will hold a conference call to discuss the financial results on November 15, 2012, at 7:00 AM Pacific Standard Time, 10:00 AM Eastern Standard Time. Hosting the call will be Mr. Robert Archer, Chief Executive Officer and Mr. Jim Zadra, Chief Financial Officer.

Interested shareholders, analysts, investors and media are invited to join the live conference call by dialing in just prior to the start time.

Dial in number (Toll Free): 1-877-407-9205
Dial in number (International): +1-201-689-8054
No passcode is required

A replay of the teleconference call will be available until November 29, 2012 by dialing the numbers below. In addition, the call will be archived on the Company's website.

Replay number (Toll Free): 1-877-660-6853
Replay number (International): +1-201-612-7415
Replay Passcodes (both are required for playback):
Account #: 286
Conference ID #: 401683

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial results discussed in this press release have been prepared in accordance with IFRS standards applicable to the preparation of financial information as required for all publicly traded companies in Canada. Readers should note that some comparative figures in this press release and the Company's financial statements and Management’s Discussion and Analysis ("MD&A") have been restated to reflect IFRS. Please refer to the Company's Consolidated Financial Statements and MD&A for the year ended December 31, 2011 for a detailed description of the Company's accounting policies under IFRS and for disclosures and reconciliation of the impact of IFRS on previously reported results.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to EBITDA, Adjusted EBITDA and Cash Cost per Silver Ounce which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and nine months ended September 30, 2012 for a definition and reconciliation of these measures to reported IFRS results.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

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All shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request. Should you wish to receive Great Panther Silver's Financial Statements or the Annual Report on Form 20-F in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Rhonda Bennetto	Robert A. Archer
Vice President Corporate Communications	Chief Executive Officer
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

September 30, 2012 and December 31, 2011 (Unaudited)

	September 30,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$26,827	$39,437
Marketable securities	88	80
Trade and other receivables	17,202	14,076
Income taxes recoverable	58	374
Inventories	7,844	4,591
Prepaid expenses, deposits and advances	1,252	1,732
	53,271	60,290
Non-current assets
Mineral properties, plant and equipment	60,129	41,946
Intangible assets	657	708
	$114,057	$102,944

Liabilities and shareholders’ equity

Current liabilities
Trade and other payables	$7,178	$6,350
Finance lease obligations	-	130
Current tax liability	182	-
	7,360	6,480
Non-current liabilities
Reclamation and remediation provision	2,069	2,154
Deferred tax liability	3,500	1,824
	12,929	10,458

Shareholders’ equity
Share capital	122,404	121,536
Reserves	7,444	6,465
Deficit	(28,720)	(35,515)
	101,128	92,486
	$114,057	$102,944

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Revenue	$15,286	$16,278	$43,350	$40,298
Cost of sales
Production costs	7,566	6,581	21,747	16,605
Amortization and depletion	1,668	1,377	5,428	2,809
Share-based payments	261	-	288	-
	9,495	7,958	27,463	19,414

Gross profit	5,791	8,320	15,887	20,884

General and administrative expenses
Administrative expenses	2,199	1,997	6,967	5,228
Amortization and depletion	67	36	136	94
Share-based payments	723	-	1,036	-
	2,989	2,033	8,139	5,322

Exploration and evaluation expenses
Exploration and evaluation expenses	582	279	1,601	652
Share-based payments	73	-	73	-
	655	279	1,674	652

Income before the undernoted	2,147	6,008	6,074	14,910

Finance and other income (expense)
Interest income	88	128	364	289
Finance costs	(8)	(17)	(27)	(308)
Foreign exchange gain (loss)	(614)	(3,143)	2,269	(2,498)
Other income	22	331	58	646
	(512)	(2,701)	2,664	(1,871)

Income before income taxes	1,635	3,307	8,738	13,039

Income tax recovery (expense)
Current	(315)	108	(315)	(114)
Deferred	438	-	(1,628)	-
	123	108	(1,943)	(114)
Net income for the period	$1,758	$3,415	$6,795	$12,925

Other comprehensive income (loss), net of tax
Foreign currency translation	(224)	(223)	(30)	(721)
Change in fair value of available-for-sale financial assets	8	(28)	1	(134)
	(216)	(251)	(29)	(855)
Total comprehensive income for the period	$1,542	$3,164	$6,766	$12,070

Earnings per share
Basic	$0.01	$0.03	$0.05	$0.10
Diluted	$0.01	$0.02	$0.05	$0.10

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GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2012 and 2011 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net income for the period	$1,758	$3,415	$6,795	$12,925

Items not involving cash:
Amortization, depletion and accretion expense	1,735	1,413	5,564	2,903
Unrealized foreign exchange (gains) losses	(109)	2,006	(2,443)	2,198
Income tax expense (recovery)	(123)	(108)	1,943	114
Share-based payments	1,057	-	1,397	-
Other non-cash items	(80)	(111)	(359)	19
	4,238	6,615	12,897	18,159

Interest received	66	93	328	254
Interest paid	(3)	(6)	(6)	(35)
Income taxes received (paid)	388	318	(146)	(166)

Net cash from operating activities before changes in non-cash working capital	4,689	7,020	13,073	18,212

Changes in non-cash working capital:
Trade and other receivables	713	(3,187)	(3,090)	(4,942)
Income taxes recoverable	197	(36)	316	(57)
Inventories	(2,152)	748	(2,763)	(3,079)
Prepaid expenses, deposits and advances	2,571	223	480	(628)
Trade and other payables	(147)	(147)	584	(94)
Current tax liability	13	(338)	13	33
Net cash from operating activities	5,884	4,283	8,613	9,445

Cash flows from investing activities:
Purchase of intangible assets	(200)	(133)	(426)	(454)
Purchase of mineral properties, plant and equipment	(7,580)	(6,314)	(21,460)	(15,726)
Proceeds from disposal of mineral properties, plant and equipment	-	-	86	-
Restricted cash	-	(14)	-	31
Net cash used in investing activities	(7,780)	(6,461)	(21,800)	(16,149)

Cash flows from financing activities:
Repayment of capital lease obligations	(13)	(65)	(130)	(287)
Repayment of promissory notes	-	-	-	(448)
Repayment of convertible loan notes	-	-	-	(61)
Proceeds from exercise of options	157	394	479	2,308
Proceeds from exercise of warrants	-	505	-	4,056
Issuance of shares for cash, net of issue costs	-	-	-	22,500
Net cash from financing activities	144	834	349	28,068

Effect of foreign currency translation on cash	(96)	(342)	228	(257)

Increase (decrease) in cash and cash equivalents	(1,848)	(1,686)	(12,610)	21,107
Cash and cash equivalents, beginning of period	28,675	36,760	39,437	13,967
Cash and cash equivalents, end of period	$26,827	$35,074	$26,827	$35,074